                                                                    Exhibit 99.3





                             NEW VALLEY CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS


                               SEPTEMBER 30, 1998

                    NEW VALLEY CORPORATION AND SUBSIDIARIES
                         QUARTERLY REPORT ON FORM 10-Q
               FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1997

                               TABLE OF CONTENTS

PART I. FINANCIAL INFORMATION

                                                                                            PAGE
                                                                                            ----
     Item 1.        Condensed Consolidated Financial Statements:

                    Condensed Consolidated Balance Sheets as of September 30,
                        1998 and December 31, 1997....................................         3

                    Condensed Consolidated Statements of Operations for the
                        three months and nine months ended September 30, 1998
                        and 1997......................................................         4

                    Condensed Consolidated Statement of Changes in
                        Stockholders' Deficiency for the nine months
                        ended September 30, 1998......................................         5

                    Condensed Consolidated Statements of Cash Flows for the
                        nine months ended September 30, 1998 and 1997.................         6

                    Notes to the Condensed Quarterly Consolidated Financial
                        Statements....................................................         7


                    NEW VALLEY CORPORATION AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                        September 30,    December 31,
                                                                            1998            1997
                                                                         ----------      ----------
                                ASSETS

Current assets:
    Cash and cash equivalents ......................................     $   25,463      $   11,606
    Investment securities available for sale .......................         26,420          51,993
    Trading securities owned .......................................         15,703          49,988
    Restricted assets ..............................................          1,843             232
    Receivable from clearing brokers ...............................          1,854           1,205
    Other current assets ...........................................          2,581           3,618
                                                                         ----------      ----------
         Total current assets ......................................         73,864         118,642
                                                                         ----------      ----------

Investment in real estate, net .....................................         80,479         256,645
Furniture and equipment, net .......................................         10,845          12,194
Restricted assets ..................................................          5,767           5,484
Long-term investments, net .........................................          9,689          27,224
Investment in joint venture ........................................         63,713              --
Other assets .......................................................          6,524          21,202
                                                                         ----------      ----------
         Total assets ..............................................     $  250,881      $  441,391
                                                                         ==========      ==========


               LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
    Margin loan payable ............................................     $    1,470      $   13,012
    Current portion of notes payable and other long-term obligations             --             760
    Accounts payable and accrued liabilities .......................         31,466          57,722
    Prepetition claims and restructuring accruals ..................         12,379          12,611
    Income taxes ...................................................         18,715          18,413
    Securities sold, not yet purchased .............................          3,208          25,610
                                                                         ----------      ----------
         Total current liabilities .................................         67,238         128,128
                                                                         ----------      ----------

Notes payable ......................................................         55,083         173,814
Other long-term obligations ........................................         20,571          11,210
Redeemable preferred shares ........................................        300,711         258,638

Commitments and Contingencies ......................................             --              --

Stockholders' deficiency:
    Cumulative preferred shares; liquidation preference of $69,769;
       dividends in arrears, $158,908 and $139,412 .................            279             279
    Common Shares, $.01 par value; 850,000,000 shares authorized;
       9,577,624 shares outstanding ................................             96              96
    Additional paid-in capital .....................................        564,234         604,215
    Accumulated deficit ............................................       (750,145)       (742,427)
    Unearned compensation on stock options .........................            (15)           (158)
    Accumulated other comprehensive income .........................         (7,171)          7,596
                                                                         ----------      ----------

         Total stockholders' deficiency ............................       (192,722)       (130,399)
                                                                         ----------      ----------

         Total liabilities and stockholders' deficiency ............     $  250,881      $  441,391
                                                                         ==========      ==========

See accompanying Notes to Quarterly Condensed Consolidated Financial Statements

                    NEW VALLEY CORPORATION AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                      Three Months Ended               Nine Months Ended
                                                                          September 30,                   September 30,
                                                                 ----------------------------      ----------------------------
                                                                    1998             1997             1998             1997
                                                                 -----------      -----------      -----------      -----------
Revenues:
     Principal transactions, net ...........................     $      (860)     $     6,131      $     7,476      $    11,857
     Commissions ...........................................           6,510            4,235           20,663           11,059
     Corporate finance fees ................................             259            3,555            4,541            8,202
     Gain on sale of investments, net ......................           1,815            1,466           10,377            8,518
     Loss in joint venture .................................          (1,746)              --           (2,233)              --
     Real estate leasing ...................................           4,767            7,079           18,488           19,664
     Gain on sale of real estate ...........................           4,682               --            4,682               --
     Interest and dividends ................................           2,033            2,554            7,424            6,677
     Computer sales and service ............................              40               70              499            3,750
     Other income ..........................................           1,940            1,614            6,635            6,925
                                                                 -----------      -----------      -----------      -----------

         Total revenues ....................................          19,440           26,704           78,552           76,652
                                                                 -----------      -----------      -----------      -----------

Cost and expenses:
     Operating, general and administrative .................          25,109           29,553           84,466           84,090
     Interest ..............................................           3,555            4,229           11,167           12,134
     Provision for loss on long-term investment ............              --               --               --            3,796
                                                                 -----------      -----------      -----------      -----------

         Total costs and expenses ..........................          28,664           33,782           95,633          100,020
                                                                 -----------      -----------      -----------      -----------

Loss from continuing operations before income taxes
     and minority interests ................................          (9,224)          (7,078)         (17,081)         (23,368)

Income tax provision .......................................              10               24               31              119

Minority interests in loss from continuing operations
     of consolidated subsidiaries ..........................             495              528            1,654            1,543
                                                                 -----------      -----------      -----------      -----------

Loss from continuing operations ............................          (8,739)          (6,574)         (15,458)         (21,944)

Discontinued operations:
     Gain on disposal of discontinued operations ...........           6,860               --            7,740               --
                                                                 -----------      -----------      -----------      -----------

     Income from discontinued operations ...................           6,860               --            7,740               --
                                                                 -----------      -----------      -----------      -----------

Net loss ...................................................          (1,879)          (6,574)          (7,718)         (21,944)

Dividend requirements on preferred shares ..................         (20,743)         (17,567)         (59,333)         (50,297)
                                                                 -----------      -----------      -----------      -----------

Net loss applicable to Common Shares .......................     $   (22,622)     $   (24,141)     $   (67,051)     $   (72,241)
                                                                 ===========      ===========      ===========      ===========

Loss per Common Share (basic and diluted):
     Continuing operations .................................     $     (3.08)     $     (2.52)     $     (7.81)     $     (7.54)
     Discontinued operations ...............................            0.72               --              .81               --
                                                                 -----------      -----------      -----------      -----------
     Net loss per Common Share .............................     $     (2.36)     $     (2.52)     $     (7.00)     $     (7.54)
                                                                 ===========      ===========      ===========      ===========

Number of shares used in computation .......................       9,577,624        9,577,624        9,577,624        9,577,624
                                                                 ===========      ===========      ===========      ===========

See accompanying Notes to Quarterly Condensed Consolidated Financial Statements

                    NEW VALLEY CORPORATION AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED STATEMENT OF CHANGES
                          IN SHAREHOLDERS' DEFICIENCY
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                                    Unearned
                                           Class B                                                Compensation
                                          Preferred       Common        Paid-In      Accumulated     on Stock      Unrealized
                                            Shares        Shares        Capital        Deficit        Options         Gain
                                          ---------      ---------     ---------      ---------      ---------      ---------
Balance, December 31, 1997 ..........     $     279      $      96     $ 604,215      $(742,427)     $    (158)     $   7,596
   Net loss .........................                                                    (7,718)
   Undeclared dividends and accretion
     on redeemable preferred shares .                                    (39,838)
   Unrealized gain on investment
     securities .....................                                                                                 (14,767)
   Adjustment to unearned
     compensation on stock options ..            --             --          (143)            --            143             --
                                          ---------      ---------     ---------      ---------      ---------      ---------

Balance, September 30, 1998 .........     $     279      $      96     $ 564,234      $(750,145)     $     (15)     $  (7,171)
                                          =========      =========     =========      =========      =========      =========

See accompanying Notes to Quarterly Condensed Consolidated Financial Statements

                    NEW VALLEY CORPORATION AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                            Nine Months Ended
                                                                                               September 30,
                                                                                         -------------------------
                                                                                            1998           1997
                                                                                         ----------     ----------
Cash flows from operating activities:
   Net loss ....................................................................         $   (7,718)    $  (21,944)
   Adjustments to reconcile net loss to net cash
     used for operating activities:
     Income from discontinued operations .......................................             (7,740)            --
     Loss in joint venture .....................................................              2,233             --
     Depreciation and amortization .............................................              5,472          6,635
     Provision for loss on long-term investment ................................                 --          3,796
     Gain on sales of real estate and liquidation of long-term investments .....             (9,452)            --
     Stock based compensation expense ..........................................              2,215          2,213
     Changes in assets and liabilities, net of effects from
        acquisitions and dispositions:
        Decrease (increase) in receivables and other assets ....................             39,804         (6,881)
        Increase in income taxes payable .......................................                409             86
        (Decrease) increase in accounts payable and accrued liabilities ........            (35,831)         5,951
                                                                                         ----------     ----------

Net cash used for continuing operations ........................................            (10,608)       (10,144)
Net cash provided from discontinued operations .................................              7,740             --
                                                                                         ----------     ----------

Net cash used for operating activities .........................................             (2,868)       (10,144)
                                                                                         ----------     ----------

Cash flows from investing activities:
     Sale or maturity of investment securities .................................             21,286         37,697
     Purchase of investment securities .........................................            (13,352)       (20,999)
     Sale or liquidation of long-term investments ..............................             25,895          2,807
     Purchase of long-term investments .........................................             (8,590)       (11,404)
     Sale of real estate, net of closing costs .................................            111,292             --
     Purchase of real estate ...................................................            (18,387)        (6,208)
     Sale of other assets ......................................................                226          5,561
     Payment of prepetition claims .............................................               (676)        (1,199)
     Return of prepetition claims paid .........................................                 --          1,396
     Decrease in restricted assets .............................................             (1,894)         2,251
     Cash transferred to joint venture .........................................               (487)            --
     Other .....................................................................             (1,411)            --
     Payment for acquisitions, net of cash acquired ............................                 --        (20,014)
                                                                                         ----------     ----------

Net cash provided from (used for) investing activities .........................            113,902        (10,112)
                                                                                         ----------     ----------

Cash flows from financing activities:
     Increase in margin loan payable, net ......................................            (11,541)            --
     Sale of subsidiary's common stock .........................................                 --          5,417
     Proceeds from participating loan ..........................................             14,300             --
     Proceeds from notes payable ...............................................                 --         19,993
     Repayment of notes payable to related party ...............................                 --        (21,500)
     Repayment of notes payable ................................................            (99,373)       (20,703)
     Repayment of other obligations ............................................               (563)        (3,526)
                                                                                         ----------     ----------

Net cash used for financing activities .........................................            (97,177)       (20,319)
                                                                                         ----------     ----------

Net increase (decrease) in cash and cash equivalents ...........................             13,857        (40,575)
Cash and cash equivalents, beginning of period .................................             11,606         57,282
                                                                                         ----------     ----------

Cash and cash equivalents, end of period .......................................         $   25,463     $   16,707
                                                                                         ==========     ==========

See accompanying Notes to Quarterly Condensed Consolidated Financial Statements

                    NEW VALLEY CORPORATION AND SUBSIDIARIES
                   NOTES TO CONDENSED QUARTERLY CONSOLIDATED
                              FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

1.     PRINCIPLES OF REPORTING

       The consolidated financial statements include the accounts of New Valley Corporation and Subsidiaries (the "Company"). The consolidated financial statements as of September 30, 1998 presented herein have been prepared by the Company without an audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position as of September 30, 1998 and the results of operations and cash flows for all periods presented have been made. Results for the interim periods are not necessarily indicative of the results for an entire year.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       These financial statements should be read in conjunction with the consolidated financial statements in the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 1997 as filed with the Securities and Exchange Commission (Commission File No. 1-2493).

       Certain reclassifications have been made to prior interim period financial information to conform with current year presentation.

       NEW ACCOUNTING PRONOUNCEMENTS

       In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). The Statement, which the Company adopted in the first quarter of 1998, establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. Where applicable, earlier periods have been restated to conform to the standards established by SFAS No.
       130. The adoption of SFAS 130 did not have a material impact on the Company's financial statements.

       For transactions entered into in fiscal years beginning after December 15, 1997, the Company adopted and is reporting in accordance with SOP 97-2, "Software Revenue Recognition". The adoption of SOP 97-2 did not have a material impact on the Company's financial statements.

       In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance that the carrying value of software developed or obtained for internal use is assessed based upon an analysis of estimated future cash flows on an undiscounted basis and before interest charges. SOP 98-1 is effective for transactions entered into in fiscal years beginning after December 15, 1998. The Company believes that adoption of SOP 98-1 will not have a material impact on the Company's financial statements.

       In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for the way that public business enterprises report information about operating segments. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company is currently reviewing its operating segment disclosures and will adopt SFAS No. 131 in the fourth quarter of 1998.

       In June, 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not yet determined the impact that the adoption of SFAS 133 will have on its earnings or statement of financial position.

2.     WESTERN REALTY

       On January 31, 1997, the Company entered into a stock purchase agreement with Brooke (Overseas) Ltd. ("Brooke (Overseas)"), a wholly-owned subsidiary of Brooke Group Ltd. ("Brooke"), an affiliate of the Company, pursuant to which the Company acquired 10,483 shares (the "BML Shares") of the common stock of BrookeMil Ltd. ("BML") from Brooke (Overseas) for a purchase price of $55,000, consisting of $21,500 in cash and a $33,500 9% promissory note of the Company (the "Note"). The BML Shares comprise 99.1% of the outstanding shares of BML, a real estate development company in Russia. The Note, which was collateralized by the BML Shares, was paid during 1997.

       WESTERN REALTY DEVELOPMENT LLC

       In February 1998, the Company and Apollo Real Estate Investment Fund III, L.P. ("Apollo") organized Western Realty Development LLC ("Western Realty Ducat") to make real estate and other investments in Russia. In connection with the formation of Western Realty Ducat, the Company agreed, among other things, to contribute the real estate assets of BML, including Ducat Place II and the site for Ducat Place III, to Western Realty Ducat and Apollo agreed to contribute up to $58,750, including the investment in Western Realty Repin discussed below. Through September 30, 1998, Apollo had funded $30,550 of its investment in Western Realty Ducat.

       The ownership and voting interests in Western Realty Ducat will be held equally by Apollo and the Company. Apollo will be entitled to a preference on distributions of cash from Western Realty Ducat to the extent of its investment ($40,000), together with a 15% annual rate of return, and the Company will then be entitled to a return of $16,300 of BML-related expenses incurred and cash invested by the Company since March 1, 1997, together with a 15% annual rate of return; subsequent distributions will be made 70% to the Company and 30% to Apollo. Western Realty Ducat will be managed by a Board of Managers consisting of an equal number of representatives chosen by Apollo and the Company. All material corporate transactions by Western Realty Ducat will generally require the unanimous consent of the Board of Managers. Accordingly, the Company has accounted for its non-controlling interest in Western Realty Ducat using the equity method of accounting.

       The Company recorded its basis in the investment in the joint venture in the amount of $60,169 based on the carrying value of assets less liabilities transferred. There was no difference between the carrying value of the investment and the Company's proportionate interest in the underlying value of net assets of the joint venture.

       Western Realty Ducat will seek to make additional real estate and other investments in Russia. Western Realty Ducat has made a $26,300 participating loan to, and payable out of a 30% profits interest in, a company organized by Brooke (Overseas) which, among other things, owns an industrial site and manufacturing facility being constructed on the outskirts of Moscow by a subsidiary of Brooke (Overseas).

       WESTERN REALTY REPIN LLC

       In June 1998, the Company and Apollo organized Western Realty Repin LLC ("Western Realty Repin") to make a $25,000 participating loan (the "Repin Loan") to BML. The proceeds of the loan will be used by BML for the acquisition and preliminary development of two adjoining sites totaling 10.25 acres (the "Kremlin Sites") located in Moscow across the Moscow River from the Kremlin. BML, which is planning the development of a 1.1 million sq. ft. hotel, office, retail and residential complex on the Kremlin Sites, owned 94.6% of one site and 52% of the other site at September 30, 1998. Apollo will be entitled to a preference on distributions of cash from Western Realty Repin to the extent of its investment ($18,750), together with a 20% annual rate of return, and the Company will then be entitled to a return of its investment ($6,250), together with a 20% annual rate of return; subsequent distributions will be made 50% to the Company and 50% to Apollo. Western Realty Repin will be managed by a Board of Managers consisting of an equal number of representatives chosen by Apollo and the Company. All material corporate transactions by Western Realty Repin will generally require the unanimous consent of the Board of Managers.

       Through September 30, 1998, Western Realty Repin has advanced $19,067
       (of which $14,300 was funded by Apollo) under the Repin Loan to BML, which is classified in other long-term obligations on the condensed consolidated balance sheet at September 30, 1998. The Repin Loan, which bears no fixed interest, is payable only out of 100% of the distributions, if made, by the entities owning the Kremlin Sites to BML. Such distributions shall be applied first to pay the principal of the Repin Loan and then as contingent participating interest on the Repin Loan. Any rights of payment on the Repin Loan are subordinate to the rights of all other creditors of BML. BML used a portion of the proceeds of the Repin Loan to repay the Company for certain expenditures on the Kremlin Sites previously incurred. The Repin Loan is due and payable upon the dissolution of BML and is collateralized by a pledge of the Company's shares of BML.

       As of September 30, 1998, BML had invested $15,171 in the Kremlin Sites and held $809, in cash, which was restricted for future investment. In connection with the acquisition of its interest in one of the Kremlin Sites, BML has agreed with the City of Moscow to invest an additional $6,000 in 1998 and $22,000 in 1999 in the development of the property.

       The development of Ducat Place III and the Kremlin Sites will require significant amounts of debt and other financing. The Company is actively pursuing various financing alternatives on behalf of Western Realty Ducat and BML. However, in light of the recent economic turmoil in Russia, no assurance can be given that such financing will be available on acceptable terms. Failure to obtain sufficient capital for the projects would force Western Realty Ducat and BML to curtail or delay the planned development of Ducat Place III and the Kremlin Sites.

3.     INVESTMENT SECURITIES AVAILABLE FOR SALE

       Investment securities classified as available for sale are carried at fair value, with net unrealized gains included as a separate component of stockholders' deficiency. The Company had realized gains on sales of investment securities available for sale of $191 and $5,725 for the three and nine months ended September 30, 1998, respectively.

       The components of investment securities available for sale at September 30, 1998 are as follows:

                                                              GROSS          GROSS
                                                           UNREALIZED     UNREALIZED       FAIR
                                               COST           GAIN           LOSS          VALUE
                                            ----------     ----------     ----------     ----------
       Short-term investments .....         $       10     $       --     $       --     $       10
       Marketable equity securities             30,396            364          6,181         24,579
       Marketable .................                 --          1,831             --          1,831
       warrants
       Marketable debt securities .              3,185             --          3,185             --
                                            ----------     ----------     ----------     ----------

       Investment securities ......         $   33,591     $    2,195     $    9,366     $   26,420
                                            ==========     ==========     ==========     ==========

4.     LONG-TERM INVESTMENTS

       At September 30, 1998, long-term investments consisted primarily of investments in limited partnerships of $9,689. The Company believes the fair value of the limited partnerships exceeds its carrying amount by approximately $2,500 based on the indicated market values of the underlying investment portfolio provided by the partnerships. The Company recognized gains of $1,624 and $4,652 on liquidations of investments of certain limited partnerships for the three and nine months ended September 30, 1998, respectively. The Company's investments in limited partnerships are illiquid and the ultimate realizations of these investments are subject to the performance of the underlying partnership and its management by the general partners. The Company sold an interest in a limited partnership in September, 1998 and may sell or liquidate certain other limited partnership interests in the future. Any sale of such interests would be subject to the approval of the general partner.

       In the first quarter of 1997, the Company determined that an other than temporary impairment in the value of its investment in a joint venture had occurred and wrote down this investment to zero with a charge to operations of $3,796 for the three month period. The Company's estimates of the fair value of its long-term investments are subject to judgment and are not necessarily indicative of the amounts that could be realized in the current market.

5.     REAL ESTATE

       On September 28, 1998, the Company completed a sale to institutional investors of four commercial office buildings (the "Office Buildings") located in Troy, Michigan and Bernards Township, New Jersey for an aggregate purchase price of $112.4 million before closing adjustments and expenses. The Company received approximately $13.0 million in cash from the transaction before closing adjustments and expenses. The Office Buildings were subject to approximately $99.0 million of mortgage financing which was retired at closing. The Company recorded a gain of $4,682 associated with the sale of the Office Buildings. The Company may seek to dispose of other U.S. real estate holdings in the future.

6.     INCOME FROM DISCONTINUED OPERATIONS

       The Company recorded a gain on disposal of discontinued operations of $6,860 and $7,740 for the three and nine months ended September 30, 1998 related to the settlement of a lawsuit originally initiated by the Company's predecessor, Western Union Telegraph Company.

7.     REDEEMABLE PREFERRED SHARES

       At September 30, 1998, the Company had authorized and outstanding 2,000,000 and 1,071,462, respectively, of its Class A Senior Preferred Shares. At September 30, 1998 and December 31, 1997, respectively, the carrying value of such shares amounted to $300,711 and $258,638, including undeclared dividends of $204,050 and $163,302 or $190.44 and $152.41 per share. As of September 30, 1998, the unamortized discount on the Class A Senior Preferred Shares was $7,090.

       For the three and nine months ended September 30, 1998, the Company recorded $757 and $2,215 in compensation expense, respectively, related to certain Class A Senior Preferred Shares awarded to an officer of the Company in 1996. At September 30, 1998, the balance of the deferred compensation and the unamortized discount related to these award shares was $3,396 and $2,628, respectively.

8.     PREFERRED SHARES NOT SUBJECT TO REDEMPTION REQUIREMENTS

       The undeclared dividends cumulatively amounted to $158,908 and $139,412 at September 30, 1998 and December 31, 1997, respectively. These undeclared dividends represent $56.94 and $49.95 per share as of the end of each period. No accrual was recorded for such undeclared dividends as the Class B Preferred Shares are not mandatorily redeemable.

9.     CONTINGENCIES

       LITIGATION

       On or about March 13, 1997, a shareholder derivative suit was filed against the Company, as a nominal defendant, its directors and Brooke in the Delaware Chancery Court, by a shareholder of the Company. The suit alleges that the Company's purchase of the BML Shares constituted a self


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       dealing transaction which involved the payment of excessive consideration by the Company. The plaintiff seeks (i) a declaration that the Company's directors breached their fiduciary duties, Brooke aided and abetted such breaches and such parties are therefore liable to the Company, and (ii) unspecified damages to be awarded to the Company. The Company's time to respond to the complaint has not yet expired. The Company believes that the allegations were without merit. Although there can be no assurances, management is of the opinion, after consultation with counsel, that the ultimate resolution of this matter will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

       The Company is a defendant in various lawsuits and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. These lawsuits involve claims for substantial or indeterminate amounts and are in varying stages of legal proceedings. In the opinion of management, after consultation with counsel, the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

       PREPETITION CLAIMS UNDER CHAPTER 11 AND RESTRUCTURING ACCRUALS

       The prepetition claims remaining as of September 30, 1998 of $12,379 may be subject to future adjustments depending on pending discussions with the various parties and the decisions of the Bankruptcy Court.


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